Felt and Fat LLC, a Pennsylvania Company

Financial Statements

For The Years Ended December 31, 2023 & 2022

(***Unaudited***)

Felt and Fat LLC
Balance Sheet
(*Unaudited*)

Felt+Fat Balance Sheet 2022	
CURRENT ASSETS	
Cash and cash equivalents	386,031
Accounts receivable, net	40,973
Prepaid expenses and other current assets	54,821
Inventory	7,123
TOTAL CURRENT ASSETS	488,949
PROPERTY AND EQUIPMENT	
Property and equipment, net	404,137
OTHER ASSETS	
Intangible assets, net	26,136
Other Assets	12,159
TOTAL ASSETS	931,380
CURRENT LIABILITIES	
Accounts payable	7,674
Gift card liability	2,204
Accrued expenses	33,379
Credit cards payable	54,388
Sales tax payable	1,117
TOTAL CURRENT LIABILITIES	98,762
LONG TERM LIABILITIES	
Citizens bank small bus loan -0026	3,412
Pidc loan - 14105-01-01	57,499
Pidc loan - 14105-02-01	25,583
Pidc loan - nmtc	480,727
Sba economic injury disaster loan (eidl)	674,428
TOTAL LONG TERM LIABILITIES	1,241,649
TOTAL LIABILITIES	1,340,411
SHAREHOLDERS' EQUITY	
Owner's equity	291,232
Retained earnings	55,662
Net Income	-755,925
TOTAL SHAREHOLDERS' EQUITY	-409,031
TOTAL LIABILITIES & EQUITY	931,380

Felt + Fat Balance Sheet 2023	
CURRENT ASSETS	
Cash and cash equivalents	165,096
Accounts receivable, net	162,238
Prepaid expenses and other current assets	96,100
Inventory	7,269
TOTAL CURRENT ASSETS	430,703
PROPERTY AND EQUIPMENT	
Property and equipment, net	793,379
OTHER ASSETS	
Intangible assets, net	23,817
Other Assets	12,367
TOTAL ASSETS	1,260,266
CURRENT LIABILITIES	
Accounts payable	13,450
Gift card liability	7,852
Accrued expenses	38,606
Credit cards payable	93,661
Sales tax payable	1,690
TOTAL CURRENT LIABILITIES	155,259
LONG TERM LIABILITIES	
Citizens bank small bus loan -0026	-136
Pidc loan - 14105-01-01	32,362
Pidc loan - 14105-02-01	15,233
Pidc loan - 14105-03-01	175,000
Pidc loan - nmtc	894,797
Sba economic injury disaster loan (eidl)	664,177
TOTAL LONG TERM LIABILITIES	1,781,433
TOTAL LIABILITIES	1,936,692
SHAREHOLDERS' EQUITY	
Owner's equity	-428,036
Retained earnings	19,005
Net Income	-267,395
TOTAL SHAREHOLDERS' EQUITY	-676,426
TOTAL LIABILITIES & EQUITY	1,260,266

Felt and Fat LLC
Statements of Operations
(Unaudited)

	Felt + Fat Profit and Loss 2022
REVENUES	1,216,987
COST OF GOODS SOLD	275,898
GROSS PROFIT	941,088
OPERATING EXPENSES	
Personnel expenses	750,644
Occupancy expenses	88,892
Travel	14,967
Insurance	14,182
Marketing	200,351
Professional fees	152,169
Other sg&a	213,790
TOTAL OPERATING EXPENSES	1,434,995
NET OPERATING EXPENSES	-493,907
OTHER INCOME/(EXPENSE)	
Other Expenses	406
Interest Income	-2
Interest Expense	40,192
TOTAL OTHER INCOME/(EXPENSE)	40,595
TOTAL DEPRECIATION & AMORTIZATION	221,423
NET INCOME (LOSS)	-755,925

Felt + Fat Profit and Loss 2023	
REVENUES	1,983,944
COST OF GOODS SOLD	328,798
GROSS PROFIT	1,655,147
OPERATING EXPENSES	
Personnel expenses	1,004,795
Occupancy expenses	80,663
Travel	22,277
Insurance	20,397
Marketing	326,642
Professional fees	137,470
Other sg&a	244,180
TOTAL OPERATING EXPENSES	1,836,423
NET OPERATING EXPENSES	-181,276
OTHER INCOME/(EXPENSE)	
Other Income	-51,247
Other Expenses	1,584
Interest Income	-6
Interest Expense	79,231
TOTAL OTHER INCOME/(EXPENSE)	29,562
TOTAL DEPRECIATION & AMORTIZATION	56,557
NET INCOME (LOSS)	-267,395

Felt and Fat LLC
Statements of Cash Flows
(*Unaudited*)

	Felt+Fat
	Statement of Cash Flows
	2022
	Total
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	-755,925
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts receivable	-31,838
Accrued revenue	1,415
Prepaid Expenses	-8,271
Inventory	-980
Accumulated Depreciation & Amortization	221,423
Accounts Payable	7,674
Credit cards payable	54,388
Gift card liability	901
Accrued expenses	27,878
Sales tax payable	-224
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	272,366
Net cash provided by operating activities	-483,559
CASH FLOWS FROM INVESTING ACTIVITIES	
Fixed Assets	-499,305
Net cash provided by investing activities	-499,305
CASH FLOWS FROM FINANCING ACTIVITIES	
Citizens bank small bus loan -0026	-47,754
Pidc loan - 14105-01-01	-23,555
Pidc loan - 14105-02-01	-9,743
Pidc loan - nmtc	480,727
Sba economic injury disaster loan (eidl)	26,077
Issuance of equity	500,000
Net cash provided by financing activities	925,752
Net cash increase for period	-57,112
Cash at beginning of period	443,143
Cash at end of period	386,031

	Felt+Fat
	Statement of Cash Flows
	2023
	Total
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	-267,395
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts receivable	-114,909
Building Deposit	-43,333
Prepaid Expenses	-4,301
Inventory	-145
Accumulated Depreciation & Amortization	56,557
Prepaid Sales Tax	-208
Accounts Payable	5,776
Credit cards payable	39,273
Gift card liability	5,649
Accrued expenses	5,226
Sales tax payable	574
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-49,843
Net cash provided by operating activities	-317,239
CASH FLOWS FROM INVESTING ACTIVITIES	
Fixed Assets	-443,480
Net cash provided by investing activities	-443,480
CASH FLOWS FROM FINANCING ACTIVITIES	
Citizens bank small bus loan -0026	-3,547
Pidc loan - 14105-01-01	-25,137
Pidc loan - 14105-02-01	-10,350
Pidc loan - 14105-03-01	175,000
Pidc loan - nmtc	414,070
Sba economic injury disaster loan (eidl)	-10,252
Net cash provided by financing activities	539,784
Net cash increase for period	-220,935
Cash at beginning of period	386,031
Cash at end of period	165,096

Felt and Fat LLC
Statements of Changes in Equity
(*Unaudited*)

($USD, in Dollars)		Equity
Balance—January 1, 2022	**$**	**-**
Owner's Equity		291,232
Retained Earnings		55,662
Net Income/ (Loss)		(755,925)
Balance—December 31, 2022	**$**	**(409,031)**
Owner's Equity		(428,036)
Retained Earnings		19,005
Net Income/ (Loss)		(267,395)
Balance—December 31, 2023	**$**	**(676,426)**

See accompanying notes to financial statements.

Felt and Fat LLC
Notes To The Financial Statements (Unaudited)
For The Years Ended December 31, 2023 and 2022
(*Unaudited*)

1. ORGANIZATION AND PURPOSE

Felt and Fat LLC (hereinafter referred to as "we", "our", "us" or the "Company") was organized on August 4, 2014 as a Pennsylvania limited liability company. The headquarters of the Company are located in Philadelphia, PA.

Founded in 2014 by designer Nate Mell, the mission of Felt and Fat is to practice innovative, collaborative ceramic design and manufacturing domestically while providing high quality manufacturing jobs to our local community.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023 and 2022, the Company's cash & cash equivalents did not exceed the FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Inventories include costs for raw materials and finished goods.

Accounts Receivables

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the

balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "*Financial Instrument – Credit Losses*". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023 and 2022 amounted to $326,642 and $200,351, respectively, which is included in sales and marketing expenses.

3. DEBT

The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

<u>Equipment Loan</u>

In August 2019, the Company secured an equipment loan from PIDC Community Capital of $120,000. The loan carries an interest of 6.25% and matures in February 2025.

<u>SBA Loan</u>

In May 2020, the Company secured a loan from the Small Business Administration ("SBA") of $645,000. The loan carries an interest of 3.75% and matures in May 2050.

<u>Working Capital Loan</u>

In October 2020, the Company secured a working capital loan from PIDC Community Capital of $50,000. The loan carries an interest of 6.25% and matures in March 2025.

<u>Equipment Loan</u>

In September 2022, the Company secured an equipment loan from PIDC Community Capital of $1,000,000. The loan carries an interest of 3.9% and matures in September 2029. Interest only payments are to be made for seven years at which point the loan will mature and be refinanced.

<u>Working Capital Loan</u>

In September 2022, the Company secured a working capital loan from PIDC Community Capital of $175,000. The loan carries an interest of 6.25% and matures in September 2030.

4. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits which will have an adverse impact on the Company's operations and might result in outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operation in the normal course of business. There were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

5. SUBSEQUENT EVENTS

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 18, 2024, which is the date the financial statements were available to be issued.

In June 2024 the Company sold $150,000 of convertible notes. These notes have a 3% interest rate and will convert to equity once the company is able to raise a minimum of $500k in a priced round or at the 1 year anniversary of the document being signed. Additionally, in October 2024, the Company took out a bridge loan from United Bank for a total of $150,000. This loan has a 9.5% interest rate and a maturity date of April 7, 2025.